CUSIP No. 044104-10-7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Ashford Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

044104-10-7

(CUSIP Number)

Archie Bennett, Jr.

14185 Dallas Parkway, Suite 1150

Dallas, Texas 75254

(972) 490-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Archie Bennett, Jr.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO/PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,293,795

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,229,423

	10	Shared Dispositive Power 64,372(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,293,795

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 54.0%(2)

14	Type of Reporting Person IN

(1)	For estate planning purposes, 280,000 shares of Series B Preferred Stock, which were then exchanged for Series D Preferred Stock (now convertible into 64,372 shares of Common Stock), were placed into irrevocable trusts over which the trustee does not have dispositive power until after the Issuer redeems the Series D Preferred Stock pursuant to the Call Option.
(2)	Based on 2,066,860 shares of Common Stock outstanding as of July 29, 2024 (as adjusted to account for the one-for-ten thousand reverse stock split of the Issuer’s Common Stock, effective as of July 29, 2024), plus 2,179,312 shares of Common Stock issuable upon conversion of the 9,479,300 shares of Series D Preferred Stock (as defined below), plus the Units (as defined herein).

Explanatory Note

This Amendment No. 4 (this “Amendment”) relates to the Schedule 13D filed on August 21, 2018 (the “Original Schedule 13D” and, as amended through the date of this Amendment, collectively, the “Schedule 13D”) by the Reporting Person, relating to the Common Stock. Except as specifically amended by this Amendment, the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D, as amended, is hereby amended and supplemented as follows:

On July 29, 2024, the Company effected a 1-for-10,000 reverse stock split of the Company’s Common Stock (the “Reverse Stock Split”) followed immediately by a 10,000-for-1 forward stock split of the Company’s Common Stock (the “Forward Stock Split,” together with the Reverse Stock Split, the “Transaction”), at 5:01 p.m. Eastern Time and 5:02 p.m. Eastern Time, respectively. As a result of the Transaction, the Company’s total amount of issued and outstanding shares of Common Stock was reduced from 3,439,107 shares to 2,066,860 shares.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On July 22, 2024, the Company held a special meeting of its stockholders (the “Special Meeting”). At the Special Meeting, a majority of votes cast at the Special Meeting of Common Stock (taking into account the Series D Preferred Stock on an as-converted basis and with abstentions and broker non-votes not counting as votes cast) voted to effect the Reverse Stock Split, followed immediately by the Forward Stock Split. Also at the Special Meeting, a majority of votes cast at the Special Meeting of our Common Stock (taking into account the Series D Preferred Stock on an as-converted basis and with abstentions and broker non-votes not counting as votes cast) that are not beneficially owned by (i) Monty J. Bennett and (ii) the Reporting Person and affiliated trusts of the Reporting Person, voted to adopt a waiver of the prohibition on Rule 13e-3 transactions contained in Section 3.03 of that certain Investor Rights Agreement entered into as of November 6, 2019 by and among the Company, the Reporting Person, Monty J. Bennett and certain other parties.

The Reverse Stock Split and the Forward Stock Split were effected on July 29, 2024 at 5:01 p.m. Eastern Time and 5:02 p.m. Eastern Time, respectively. As a result of the Transaction, each share of the Company’s Common Stock held by a stockholder owning fewer than 10,000 shares of the Company’s Common Stock in any one account immediately prior to the effective time of the Reverse Stock Split was converted into the right to receive $5.00 per share, without interest, in cash for each share of the Company’s Common Stock held by such stockholder at the effective time of the Reverse Stock Split, and such stockholders are no longer stockholders of the Company. Stockholders owning 10,000 or more shares of the Company’s Common Stock in any one account immediately prior to the effective time of the Reverse Stock Split were not entitled to receive any cash for their fractional share interests resulting from the Reverse Stock Split, if any, and will instead remain stockholders in the Company holding, as a result of the Forward Stock Split, the same number of shares of common stock as such stockholders held immediately before the effective time of the Reverse Stock Split.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) of the Original Schedule 13D, as amended, are hereby amended and restated to read in full as follows:

(a) Aggregate Number and Percentage of Securities. The holdings reported by the Reporting Person herein consist of: (a) 113,829 shares of Common Stock; (b) 654.33 common units in Ashford Hospitality Holdings LLC, the operating subsidiary of the Issuer, which are, upon redemption at the request of the Reporting Person, redeemable for cash or, at the option of the Issuer, convertible into shares of Common Stock (on a 1-for-1 basis) (the “Units”); and (c) 2,179,312 shares of Common Stock issuable upon conversion of the 9,479,300 Series D Preferred Stock held, directly or indirectly, by the Reporting Person.

The Reporting Person is deemed to beneficially own an aggregate of 2,293,795 shares of Common Stock (including (x) 654.33 Units and (y) 2,179,312 shares of Common Stock issuable upon conversion of the Series D Preferred Stock), representing approximately 54.0% of the Issuer’s outstanding Common Stock. The securities are held as follows:

(i) 51,713 shares of Common Stock, 152.73 Units and 9,199,300 shares of Series D Preferred Stock, convertible into 2,114,939 shares of Common Stock, are held directly by the Reporting Person;

(ii) 280,000 shares of Series D Preferred Stock, convertible into 64,372 shares of Common Stock, are held in trusts for the benefit of family members whereby the trustee cannot dispose of the shares until after the Issuer exercises the Call Option; and

(iii) 62,116 shares of Common Stock and 501.6 Units are held indirectly by the Reporting Person through 1080 Partners, LP.

(b) Power to Vote and Dispose. The Reporting Person has the sole voting and dispositive power over the Common Stock, the Units and Series D Preferred Stock (which votes along with the Common Stock on an as converted basis), except with respect to 64,372 shares of Common Stock issuable upon the conversion of 280,000 shares of Series D Preferred Stock that are held in certain trusts and as to which the Reporting Person does not have sole dispositive power, as identified in response to Item 5(a) above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2024

By:	/s/ Archie Bennett, Jr.
Archie Bennett, Jr.